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                    U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                Schedule 14F-1/A

                             INFORMATION STATEMENT
            Pursuant to Section 14(f) of the Securities Exchange Act
                   of 1934 and Rule 14f-1 thereunder

                            clickNsettle.com, Inc.
            (Exact Name of Registrant as Specified in its Charter)

           Delaware                  0-21419                   23-2753988
 (State or other jurisdiction      Commission               (IRS Employer
       of incorporation)           File Number            Identification No.)

                         4400 Biscayne Boulevard, Suite 950
                               Miami, Florida 33137
                   (Address of principal executive offices)

                                  (305) 573-4112
                          (Registrant's Telephone Number)

                               990 Stewart Avenue, First Floor
                            Garden City, New York 11530
               (Former name, former address and former fiscal year,
                           if changed since last report)

                  Approximate Date of Mailing:  October 19, 2007




================================================================================
                             clickNsettle.com, Inc.
                             4400 Biscayne Boulevard
                                    Suite 950
                              Miami, Florida 33137
                                 (305) 573-4112
                            -------------------------

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

         This Information Statement is being mailed on or about October 19, 2007, to holders of record on October 15, 2007, of shares of common stock, par value $0.001 per share (the "Common Stock") of clickNsettle.com, Inc., a Delaware corporation (the "Company"), in connection with an anticipated change in the members of the Company's Board of Directors. The information contained in this Information Statement is being provided pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 of the Securities and Exchange Commission (the "SEC") thereunder.

WE ARE NOT ASKING YOU FOR A PROXY, AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

         Four of the former directors of the Company resigned in connection with a change in control of the Company on September 26, 2007, and the remaining director appointed four new directors to fill the vacancies. Then the remaining director resigned.

         You are not required to vote on this change of directors and your vote is not requested. Normally, the election of directors requires the vote of a plurality of the votes entitled to vote in such election and voting on the election of directors that are present in person or represented by proxy at a meeting held for the election of directors. In this case, the Company's former directors resigned in connection with the change of control transaction and four new directors were appointed in accordance with the bylaws of the Company. Therefore, no vote of shareholders is required to elect the new directors.

         This Information Statement is being delivered to provide information regarding anticipated changes in the membership of the Board of Directors of the Company in conjunction with the acquisition of a controlling interest in the Common Stock. You are urged to read this Information Statement carefully. However, no action on your part is sought or required.

THE CHANGE IN CONTROL

         On September 26, 2007, certain investors (the "New Control Group"), headed by Glenn L. Halpryn of Miami, Florida, and Steven Jerry Glauser of Denver, Colorado, purchased 51.65% of the outstanding common stock of the Company from five shareholders of the Company pursuant to the terms of a stock purchase agreement dated September 26, 2007. Including the restricted securities issued by the Company for working capital following the purchase of control, the New Control Group beneficially owns 90.75% of the outstanding shares of the Company. The total consideration paid for the purchase of the shares from the five shareholders was $585,000. Purchase of the restricted shares from the Company provided the Company with $1,567,000 of working capital. Control of the Company was previously held by four shareholders, Roy Israel, Carla Israel, Patricia Giuliani-Rheaume and Willem Specht, former officers and directors of the Company, and by a fifth shareholder, ISO Investment Holdings, Inc., which shareholders owned in the aggregate 51.65% of the Company's issued and outstanding shares.

         In connection with the purchase of control, the Company issued 44,921,052 shares of its common stock, par value $.001 per share, to the New Control Group. The total offering price for these restricted securities was $1,567,000.

AGREEMENT OF DIRECTORS TO RESIGN

         In connection with the change of control, the Company's officers and directors agreed to resign from all offices that they held with the Company.

VOTING SECURITIES

         As of September 10, 2007, the Company had 9,929,212 shares of Common Stock issued and outstanding. The Company also has 5,000,000 shares of preferred stock authorized, but no preferred stock outstanding. For matters requiring stockholder action, each holder of Common Stock is entitled to cast one vote, in person or by proxy, for each share of Common Stock held.

         Generally, the election of directors requires the vote of a plurality of the votes entitled to vote and voting on the election of directors that are present in person or represented by proxy at a meeting held for the election of directors. You are not required to vote on this change of directors and your vote is not requested.

INFORMATION CONCERNING THE COMPANY

BUSINESS

         From inception until January 2005, the Company provided alternative dispute resolution services. In January 2005, the Company sold its operating assets and began to search for a new operating company or to effect a merger, acquisition or other business combination with an operating company, but no transaction with an operating company was consummated, and the Company had no operations at the time of the change of control.

LEGAL PROCEEDINGS

         The Company is not a party to any legal proceedings.

PRINCIPAL STOCKHOLDERS OF THE COMPANY

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT PRIOR TO THE CHANGE OF CONTROL

         The following table sets forth, as of September 26, 2007 (immediately prior to the change of control), the number of shares of Common Stock owned of record and beneficially by any person who held 5% or more of the outstanding Common Stock of the Company, all directors, each of the named executive officers, and the directors and executive officers of the Company as a group. The total number of outstanding shares of Common Stock as of September 26, 2007 (immediately prior to the change of control) was approximately 9,929,212.



                                      Shares Beneficially        Percentage
Name of Beneficial Owner (1)                Owned (2)             Ownership
----------------------------          ------------------         ----------
Roy Israel (3)                             3,525,788               35.5%
President, Chief Executive
Officer and Chairman of the Board

Willem F. Specht                             140,000                1.4%
Director

Corey J. Gottlieb (4)                         54,998                   *
Director

Randy Gerstenblatt (5)                        35,396                   *
Director

Kenneth W. Good (6)                        1,322,464               13.3%
Director

Patricia A. Giuliani-Rheaume                 140,000                1.4%
Vice President, Chief Financial
Officer and Treasurer

ISO Investment Holdings, Inc.              1,322,464               13.3%

M. D. Sabbah (7)                             585,000                5.9%

Jay Gottlieb (8)                             986,147                9.9%

All officers and directors                 5,218,646               52.2%
   as a group (6 persons) (3)(4)(5)(6)


----------------------------

*    Less than one percent (1%)

(1) The address for each beneficial owner was c/o clickNsettle.com, Inc., 990 Stewart Avenue, First Floor, Garden City, New York 11530.

(2) Beneficial ownership has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and unless otherwise indicated, represents shares for which the beneficial owner has sole voting and investment power. The percentage of class is calculated in accordance with Rule 13d-3.

(3) Includes 123,804 shares owned by Mr. Israel's wife, Carla Israel, the Secretary of the Company. Mr. Israel disclaims beneficial ownership as to such securities.

(4) Includes options to purchase 35,000 shares of the Company's common stock, which are vested and exercisable.

(5) Includes options to purchase 35,000 shares of the Company's common stock, which are vested and exercisable.

(6) The common shares are owned by ISO Investment Holdings, Inc. Mr. Good, the Assistant Vice President, Strategic Finance-Mergers & Acquisitions, of Insurance Services Office, Inc., the parent corporation of ISO Investment Holdings, Inc. disclaims beneficial ownership of these securities.

(7) This information was taken from an Amendment to Form 13D filed by M. D. Sabbah on June 2, 2000. We are not aware of any subsequent filings with the SEC after this date.

(8)  This information was taken from Form 13G filed November 7, 2006.

MANAGEMENT OF THE COMPANY

DIRECTORS AND EXECUTIVE OFFICERS PRIOR TO CHANGE OF CONTROL

         The following table sets forth information regarding the Company's executive officers and directors prior to the change of control.



Name                       Age                   Position
----                       ---                   --------

Roy Israel                 47             Chief Executive Officer, President
                                          and Chairman of the Board

Kenneth W. Good            60             Director

Randy Gerstenblatt         48             Director

Corey J. Gottlieb          44             Director

Willem F. Specht           46             Director

Patricia Giuliani-Rheaume  49             Vice President, Chief Financial
                                          Officer and Treasurer


         Roy Israel was Chairman of the Board of Directors, Chief Executive Officer and President of the Company from February 1994 until September 26, 2007. Currently, Mr. Israel is the President and Chief Executive Officer of National Arbitration and Mediation, Inc.

         Patricia Giuliani-Rheaume was Vice President, Chief Financial Officer and Treasurer of the Company from February 1997 until September 26, 2007. Currently, Ms. Giuliani-Rheaume is the Vice President and Chief Financial Officer of National Arbitration and Mediation, Inc.

         Willem F. Specht was Director of Information Technology from May 1998 and previously held the position of Systems Analyst starting in April 1995. Upon the sale of the Company's sole operating business on January 13, 2005, Mr. Specht resigned from his position as Director of Information Technology of the Company. Currently, Mr. Specht is the Director of Information Technology of National Arbitration and Mediation, Inc.

         Kenneth W. Good has been the Assistant Vice President, Strategic Finance, of Insurance Services Office, Inc. since September 1996.

         Randy Gerstenblatt has been the Senior Vice President of Corporate Alliances at Six Flags, Inc. since January 2006. Prior to holding this position, Mr. Gerstenblatt was Senior Vice President of ESPN/ABC Sports Customer Marketing and Sales from October 2000 through January 2006.

         Corey J. Gottlieb has been the Chief Operating Officer of National Arbitration and Mediation, Inc. since May 2006. Prior to holding this position, Mr. Gottlieb was the President/CEO of Targeted Media Partners LTD, a sales, marketing and consulting company for established and start-up ventures in the commercial advertising sector.

MEETINGS OF THE BOARD OF DIRECTORS

         During the Company's last full fiscal year ended on September 30, 2007, there were four meetings of the Company's board of directors.

EXECUTIVE COMPENSATION OF THE COMPANY

         No officers or directors received any compensation for services to the Company during the past two fiscal years.

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL
ARRANGEMENTS

         All employment agreements with the Company were terminated in January 2005 when the Company sold its operating assets.

         Section 16(a) of the Exchange Act requires the Company's executive officers and directors, and persons who beneficially own more than 10% of its equity securities, to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than 10% shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. Based on its review of the copies of such forms received by the Company, the Company believes that during the year ended September 30, 2007, all such filing requirements applicable to its officers and directors were complied with.

NEW MANAGEMENT OF THE COMPANY

         The directors and executive officers of the Company, their ages and positions are expected to be as follows when their appointments become effective during October 2007:

DIRECTORS AND EXECUTIVE OFFICERS

         The following table sets forth information regarding the Company's newly-appointed executive officers and directors.


Name                       Age                        Position
----                       ---                        --------

Glenn L. Halpryn           47                 Chairman of the Board, Chief
                                              Executive Officer, President

Alan Jay Weisberg          61                 Chief Financial and Accounting
                                              Officer, Director

Noah M. Silver             49                 Vice President, Secretary
                                              Treasurer, Director

Curtis Lockshin            47                 Director

         Glenn L. Halpryn. Mr. Halpryn was Chairman of the Board and Chief Executive Officer of Orthodontix, Inc., a public company, from April 2001 until Orthodontix merged with Protalix BioTherapeutics, Inc. in December 2006. Since December 2006 Mr. Halpryn has been Chairman of the Board and Chief Executive Officer of Getting Ready Corporation, a shell company traded on the OTC Bulleting Board. Mr. Halpryn is also Chief Executive Officer and a director of Transworld Investment Corporation ("TIC"), serving in such capacity since June 2001. Since 2000, Mr. Halpryn has been an investor and the managing member of investor groups that were joint venture partners in 26 land acquisition and development projects with one of the largest home builders in the country. From 1984 to June 2001, Mr. Halpryn served as Vice President/Treasurer of TIC. From 1999, Mr. Halpryn also served as Vice President of Ivenco, Inc. ("Ivenco") until Ivenco's merger into TIC in June 2001. In addition, since 1984, Mr. Halpryn has been engaged in real estate investment and development activities. From April 1988 through June 1998, Mr. Halpryn was Vice Chairman of Central Bank, a Florida state-chartered bank. Since June 1987, Mr. Halpryn has been the President of and beneficial holder of stock of United Security Corporation ("United Security"), a broker-dealer registered with the NASD. From June 1992 through May 1994, Mr. Halpryn served as the Vice President, Secretary-Treasurer of Frost Hanna Halpryn Capital Group, Inc., a "blank check" company whose business combination was effected in May 1994 with Sterling Healthcare Group, Inc. From June 1995 through October 1996, Mr. Halpryn served as a member of the Board of Directors of Sterling Healthcare Group, Inc. Since October 2002, Mr. Halpryn has been a director of Ivax Diagnostics, Inc., a publicly held corporation, and is a member of its audit committee and chairman of its compensation committee.

         Alan Jay Weisberg. Mr. Weisberg is the Chief Financial Officer of Getting Ready Corporation. Mr. Weisberg was the Acting Chief Financial Officer of Orthodontix, Inc. from 1999 until December 2006 and a director and the Treasurer of Orthodontix, Inc. from 2001 until December 2006. Since July 1986, Mr. Weisberg has been a stockholder in the accounting firm of Weisberg Brause & Co., Boca Raton, Florida. Mr. Weisberg has been the principal financial officer of United Security since June 1987.

         Noah M. Silver. Mr. Silver is Vice President, Secretary< Treasurer and a Director of Getting Ready Corporation. Mr. Silver was a director of Orthodontix, Inc. from 2001 until December 2006. Mr. Silver has been the Chief Financial Officer of TIC since June 2001, a firm in which Mr. Halpryn is the Chief Executive Officer and a director. From March 2000, Mr. Silver served as the Chief Financial Officer of Ivenco, serving in such capacity until Ivenco's merger into TIC in June 2001. From January 1997 through February 1999, Mr. Silver was the President of Dryclean USA, Florida Division, and Dryclean USA Franchise Company. From April 1995 through December 1996, Mr. Silver was the Florida Division Controller and Vice President of Dryclean USA, the parent company of Dryclean USA, Florida Division. Mr. Silver is a Certified Public Accountant and a Certified Management Accountant and has earned a Master of Accounting Degree.

         Curtis Lockshin. Dr. Lockshin is a Director of Getting Ready Corporation. Since 2003, Dr. Lockshin has been an independent pharmaceutical & life sciences consultant, focused on small companies that seek to leverage their technology assets inside healthcare, biotechnology and security sectors. At Sepracor Inc. from 1998 to 2002, as a Scientist, Associate Director, and Director of Discovery Biology & Informatics, Dr. Lockshin was instrumental in establishing the New Leads program, which delivered novel chemical entities into the preclinical pipeline. In 2002-2003, while Director of Discovery Biology at Beyond Genomics, Inc., Dr. Lockshin co-developed strategies for utilizing proprietary technology platforms in clinical trial optimization and prediction of off-target drug activities. Dr. Lockshin's current activities include a program management engagement with 3rd Millennium Inc. (Waltham, MA) and a business development engagement with TelAztec LCC (Burlington, MA). Since 2004, Dr. Lockshin has served on the Board of Directors of the Ruth K. Broad Biomedical Research Foundation, a Duke University support corporation, which supports basic research related to Alzheimer's disease and neurodegeneration via intramural, extramural, and international grants. Dr. Lockshin was a director of Orthodontix, Inc. from July until December 2006. Dr. Lockshin is a co-inventor on several U.S. patents and applications covering pharmaceuticals, biomaterials, and optics for remote biochemical sensing. He holds a Bachelor's degree in Life Sciences and a PhD in Biological Chemistry, both from the Massachusetts Institute of Technology.

INVOLVEMENT IN LEGAL PROCEEDINGS

         The Company is not aware of any proceeding adverse to the interests of the Company to which any officer, director or beneficial owner of 5% or more of its voting securities is a party.

         The Company is not aware of any material interest of any officer or director of the Company that is adverse to the Company.

         During the past five years, no officer or director of the Company elected or appointed after the change of control on September 26, 2007, has:

               (1) Petitioned for bankruptcy or had a bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

               (2) Been convicted in a criminal proceeding or is currently subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

               (3) Been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

               (4) Been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

DIRECTOR INDEPENDENCE

         Corporate Governance and Independent Directors

         The Common Stock is currently traded on the National Association of Securities Dealers, Inc.'s, OTC Bulletin Board, or "OTCBB". Accordingly, it is not required to have an audit, compensation or nominating committee.
However, the Company intends to operate within a comprehensive plan of corporate governance for the purpose of defining responsibilities, setting high standards of professional and personal conduct and assuring compliance with such responsibilities and standards. The Company currently regularly monitors developments in the area of corporate governance to ensure that it is in compliance with the standards and regulations required by the national securities exchanges.

         Code of Business Conduct and Ethics

         The Company has a Code of Business Conduct and Ethics that includes provisions ranging from restrictions on gifts to conflicts of interest. All employees and directors of the Company are bound by such Code of Business Conduct and Ethics. Violations of the Company's Code of Business Conduct and Ethics may be reported to any member of the Board of Directors. The Code of Business Conduct and Ethics includes provisions applicable to all of the Company's employees, including senior financial officers and members of its Board of Directors.

         Personal Loans to Executive Officers and Directors

         The Company currently prohibits extensions of credit in the form of personal loans to or for its directors and executive officers.

         COMMUNICATIONS WITH THE BOARD OF DIRECTORS

         Anyone who has a concern about the Company's conduct, including accounting, internal accounting controls or audit matters, may communicate directly with the Board of Directors, its non-management directors or, to the extent formed by the Company, the Audit Committee. These communications may be confidential or anonymous, and may be mailed, e-mailed, submitted in writing or reported by phone. All of these concerns will be forwarded to the appropriate directors for their review, and will be simultaneously reviewed and addressed by the Company's Chief Financial Officer in the same way that the Company addresses other concerns.
                                        8

NO SHAREHOLDER ACTION REQUIRED

         This Information Statement is being provided for informational purposes only, and does not relate to any meeting of shareholders. Neither applicable securities laws, nor the corporate laws of the State of Delaware, required approval by the Company's shareholders of the change of control or the appointment of new directors. No vote or other action is being requested of the Company's shareholders.
 This Information Statement is provided for informational purposes only.

         This Information Statement has been filed with the SEC and is available electronically on EDGAR at www.sec.gov.

The Acting Board of Directors

October 19, 2007








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